# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vera Bradley, Inc., CIK 0001495320
CUSIP: 92335C106
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 12420 STONEBRIDGE ROAD, ROANOKE, Indiana (IN), 46783
Date of event which requires filing of this statement: 12/30/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-24-001467
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,783,155; shared voting power 0; sole dispositive power 2,783,155; shared dispositive power 0; aggregate amount beneficially owned 2,783,155 (10% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: Vera Bradley, Inc.
Address of issuer's principal executive offices: 12420 STONEBRIDGE ROAD, ROANOKE, Indiana (IN), 46783

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by the Reporting Person were purchased with working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,783,155 Shares beneficially owned by the Reporting Person is approximately $18,594,582, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 30, 2024, the Reporting Person delivered a letter (the "Letter") to the Issuer's board of directors (the "Board"), and issued a press release including a full copy of the Letter. In the Letter, the Reporting Person stated that the best option for the Issuer and its shareholders is to commence a strategic alternatives process and pursue opportunities to fix the Issuer under the umbrella of a larger organization or in the private markets. The Reporting Person noted, if a financial buyer provides the best opportunity, the Issuer should consider transaction structures that would enable existing stakeholders to participate in a transaction and maintain or increase their interests in the Issuer, which the Reporting Person would be willing to do. The Reporting Person thanked the Board for its engagement with the Reporting Person, expressed its appreciation that the Board believes everything is on the table to maximize shareholder value, and reiterated its wish to continue constructive engagement with the Board.

A copy of the Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 27,726,461 Shares outstanding as of December 4, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2024.

As of the date hereof, Fund 1 Investments beneficially owned 2,783,155 Shares.

Percentage: Approximately 10.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

1. Sole power to vote or direct vote: 2,783,155

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,783,155

4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Fund 1 Investments has not entered into any transactions in the Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated to read as follows:

The Reporting Person has entered into certain cash-settled swap agreements with an unaffiliated third-party financial institution (the "Cash-Settled Swaps"). Collectively, the Cash-Settled Swaps held by the Reporting Person represent economic exposure to an aggregate of 2,762,892 notional Shares, representing approximately 10.0% of the outstanding Shares. The Cash-Settled Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership, but do not provide it with the power to vote or direct the voting, or dispose of or direct the disposition, of the Shares that are subject to the Cash-Settled Swaps.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 - Letter, dated December 30, 2024

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (01/02/2025)